Exhibit 99.1

TSX: ELD NYSE: EGO	September 30, 2014

Q3 2014 Financial and Operating Results Release Date and Conference Call

VANCOUVER, CANADA – Eldorado Gold Corporation will release its Third Quarter 2014 Financial and Operating Results after the market closes on Thursday October 30, 2014.  Paul Wright, Chief Executive Officer of the Company, will host a conference call on Friday October 31, 2014 at 8:30 AM PT (11:30 AM ET).  The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until November 7, 2014)
Date:	Friday, October 31, 2014	Toronto:	905 694 9451
Time:	8:30am PT (11:30am ET)	Toll Free:	800 408 3053
Toronto:	416 340 8527	Pass code:	7712107
Toll Free:	800 446 4472

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil.  The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations
Eldorado Gold Corporation
604 601 6701 or 888 353 8166
kristam@eldoradogold.com
www.eldoradogold.com